Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
December 31, 2008 and 2007
(With Independent Auditors’ Report Thereon)

Table of Contents

Independent Auditors’ Report

Non-Consolidated Balance Sheets
Non-Consolidated Statements of Income
Non-Consolidated Statements of Appropriation of Retained Earnings
Non-Consolidated Statement of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements

Independent Accountants’ Audit Report on Internal Accounting Control System

Report on the Operations of Internal Accounting Control System

KPMG Samjong Accounting Corp.

10th Floor, GangNam Finance Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100
Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101
Republic of Korea	www.kr.kpmg.com
Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2008 and 2007 and the related non-consolidated statements of income, appropriation of retained earnings, changes in stockholders’ equity and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations, the appropriation of its retained earnings, the changes in its stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying non-consolidated financial statements as of and for the years ended December 31, 2008 and 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.
As discussed in note 30 to the non-consolidated financial statements, on December 15, 2008, the Company acquired 9,000,000 shares (100.00%) of the outstanding shares of SH Asset Management Co. Ltd., from Shinhan Bank, a subsidiary of the Consolidated Company, at ~~W~~158,511 million, in accordance with a resolution of the Board of Directors’ meeting held on September 24, 2008. Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Investment Trust Management Co., Ltd, another subsidiary of the Company, in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Investment Trust Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’ stock at a ratio of 0.786083. As a result, the Company’s ownership interest in Shinhan BNP Paribas Investment Trust Management Co., Ltd. increased from 50.00% to 73.47%. SH Asset Management Co., Ltd. merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Investment Trust Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Investment Trust Management Co., Ltd. decreased to 65%.
As discussed in note 30 to the non-consolidated financial statements, on January 30, 2009, the Consolidated Company acquired 5,549,055 shares of Jeju Bank at ~~W~~5,000 per share through rights issue offering. As a result, the Company’s ownership interest in Jeju Bank increased from 62.42% to 68.88%.
As discussed in note 30 to the non-consolidated financial statements, the Company decided to issue 78,000,000 new common shares by way of rights issue to stockholders on the record date of February 18, 2009, in accordance with a resolution of the Board of Directors’ meeting held on February 2, 2009.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 12, 2009

This report is effective as of February 12, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Assets

Cash and due from banks (notes 3 and 13)	~~W~~	670,815	131,994	$533,451	104,965
Equity method investment securities (notes 4)		22,734,582	23,743,620	18,079,190	18,881,606
Loans, net of allowance for loan losses (notes 6, 13 and 28)		2,397,950	1,407,925	1,906,918	1,119,622
Property and equipment, net (note 7 and 14)		1,473	528	1,171	420
Other assets (notes 8 and 13)		108,746	43,461	86,480	34,562

Total assets	~~W~~	25,913,566	25,327,528	$20,607,210	20,141,175

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 9)	~~W~~	1,155,300	1,255,000	$918,728	998,012
Debentures (note 10)		7,078,333	6,038,253	5,628,893	4,801,792
Retirement and severance benefits (note 11)		961	714	764	568
Other liabilities (notes 12, 13 and 18)		73,089	55,760	58,122	44,341

Total liabilities		8,307,683	7,349,727	6,606,507	5,844,713

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 16)

Common stock		1,980,998	1,980,998	1,575,346	1,575,346

Authorized — 1,000,000,000 shares Issued and outstanding :
396,199,587 shares in 2008 and 2007

Redeemable and convertible preferred stock		481,475	481,475	382,883	382,883

Issued and outstanding :
62,411,251 shares in 2008 74,161,377 shares in 2007

Capital surplus		9,032,572	9,032,572	7,182,960	7,182,960
Retained earnings (note 17)		6,301,394	5,418,683	5,011,049	4,309,092
Capital adjustments		(432,887)	(413,189)	(344,244)	(328,580)
Accumulated other comprehensive income (notes 4 and 23)		242,331	1,477,262	192,709	1,174,761

Total stockholders’ equity		17,605,883	17,977,801	14,000,703	14,296,462

Commitment and contingencies (note 15)

Total liabilities and stockholders’ equity	~~W~~	25,913,566	25,327,528	$20,607,210	20,141,175

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2008		2007	2008	2007

Operating revenue:

Gain from equity method investment securities (notes 4 and 27)	~~W~~	2,184,643	2,632,111	$1,737,291	2,093,130
Interest income (note 13)		135,503	117,333	107,756	93,307
Gain on foreign currency transaction		—	92	—	73
Royalty (note 13)		135,771	—	107,968	—

		2,455,917	2,749,536	1,953,015	2,186,510

Operating expense:

Loss from equity method investment securities (notes 4 and 27)		5,328	—	4,237	—
Interest expense		390,602	326,928	310,618	259,983
Loss from foreign currency transaction		13	93	10	74
Fees and commission		291	112	231	89
General and administrative expenses (notes 13 and 19)		46,673	48,211	37,116	38,338

		442,907	375,344	352,212	298,484

Operating income		2,013,010	2,374,192	1,600,803	1,888,026

Non-operating income(expenses), net		965	(477)	767	(379)

Income before income taxes		2,013,975	2,373,715	1,601,570	1,887,647

Income tax benefits (note 20)		6,423	22,662	5,108	18,021

Net income	~~W~~	2,020,398	2,396,377	$1,606,678	1,905,668

Earnings per share in Won and U.S. dollars (note 21)	~~W~~	4,470	5,562	$3.55	4.42

Diluted earnings per share in Won and U.S. dollars (note 21)	~~W~~	4,373	5,424	$3.48	4.31

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2008 and 2007
Date of Appropriation for 2008: March 17, 2009
Date of Appropriation for 2007: March 19, 2008
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2008		2007	2008	2007

Unappropriated retained earnings:

Balance at beginning of year	~~W~~	3,440,577	2,242,709	$2,736,045	1,783,466
Cumulated effect for accounting changes		—	196,869	—	156,556
Changes in retained earnings of equity method investments (note 4)		20,589	2,528	16,373	2,010
Repayment of preferred shares (note 16)		(8)	—	(6)	—
Net income		2,020,398	2,396,377	1,606,678	1,905,668

		5,481,556	4,838,483	4,359,090	3,847,700

Appropriation of retained earnings:

Legal reserve (note 17)		202,040	239,638	160,668	190,567
Reserve for repayment of preferred shares (note 16)		172,793	537,826	137,410	427,695
Dividends (note 22)		244,987	620,442	194,820	493,393

		619,820	1,397,906	492,898	1,111,655

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,861,736	3,440,577	$3,866,192	2,736,045

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2007	~~W~~	2,170,758	4,360,082	44,491	1,398,235	3,387,960	11,361,526
Cumulative effect for accounting changes		—	206,154	(328,121)	(74,902)	196,869	—

		2,170,758	4,566,236	(283,630)	1,323,333	3,584,829	11,361,526
Dividends paid		—	—	—	—	(392,238)	(392,238)
Common stock issued		73,160	771,082	—	—	—	844,242
Preferred stock issued		218,555	3,517,683	—	—	—	3,736,238
Repayment of preferred stocks		—	—	—	—	(172,812)	(172,812)
Net income		—	—	—	—	2,396,377	2,396,377
Disposition of treasury stocks		—	(48)	—	—		(48)
Changes in retained earnings of subsidiaries		—	—	—	—	2,527	2,527
Disposition of treasury stock by subsidiaries		—	177,619	161,504	—	—	339,123
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	153,929	—	153,929
Changes in stock option		—	—	(44,491)	—	—	(44,491)
Changes in other capital adjustment		—	—	(246,572)	—	—	(246,572)

Balance at December 31, 2007	~~W~~	2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801

Balance at January 1, 2007		$1,726,249	3,467,262	35,381	1,111,917	2,694,203	9,035,012
Cumulative effect for accounting changes			163,940	(260,932)	(59,564)	156,556	—

		1,726,249	3,631,202	(225,551)	1,052,353	2,850,759	9,035,012
Dividends paid				—	—	(311,919)	(311,919)
Common stock issued		58,179	613,186	—	—	—	671,365
Preferred stock issued		173,801	2,797,362	—	—	—	2,971,163
Repayment of preferred stocks		—	—	—	—	(137,426)	(137,426)
Net income		—	—	—	—	1,905,668	1,905,668
Disposition of treasury stocks		—	(38)	—	—	—	(38)
Changes in retained earnings of subsidiaries		—	—	—	—	2,010	2,010
Disposition of treasury stock by subsidiaries		—	141,248	128,433	—	—	269,681
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	122,408	—	122,408
Changes in stock option		—	—	(35,381)	—	—	(35,381)
Changes in other capital adjustment		—	—	(196,081)	—	—	(196,081)

Balance at December 31, 2007		$1,958,229	7,182,960	(328,580)	1,174,761	4,309,092	14,296,462

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity, Continued
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801
Cumulative effect for accounting changes		—	383,773	(413,189)	(167,453)	196,869	—

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801
Dividends paid		—	—	—	—	(620,442)	(620,442)
Repayment of preferred stocks		—	—	—	—	(537,834)	(537,834)
Net income		—	—	—	—	2,020,398	2,020,398
Changes in retained earnings of subsidiaries		—	—	—	—	20,589	20,589
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	(1,234,931)	—	(1,234,931)
Other		—	—	(19,698)	—	—	(19,698)

Balance at December 31, 2008	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883

Balance at January 1, 2008		$1,958,229	6,877,773	—	1,307,924	4,152,536	14,296,462
Cumulative effect for accounting changes		—	305,187	(328,580)	(133,163)	156,556	—

		1,958,229	7,182,960	(328,580)	1,174,761	4,309,092	14,296,462
Dividends paid		—	—	—	—	(493,393)	(493,393)
Repayment of preferred stocks		—	—	—	—	(427,701)	(427,701)
Net income		—	—	—	—	1,606,678	1,606,678
Changes in retained earnings of subsidiaries		—	—	—	—	16,373	16,373
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	(982,052)	—	(982,052)
Other		—	—	(15,664)	—	—	(15,664)

Balance at December 31, 2008		$1,958,229	7,182,960	(344,244)	192,709	5,011,049	14,000,703

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Cash flows from operating activities:
Net income	~~W~~	2,020,398	2,396,377	$1,606,678	1,905,668
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		514	385	409	306
Amortization		297	329	236	262
Provision for allowance for loan losses		5,151	1,150	4,096	915
Provision for retirement and severance benefits		632	1,119	503	890
Gain from equity method investment securities, net		(2,179,315)	(2,632,111)	(1,733,054)	(2,093,130)
Share-based compensation costs		(19,241)	(885)	(15,301)	(704)
Other, net		5,339	5,198	4,246	4,132
Changes in assets and liabilities:
Dividends received from equity method investment securities		1,943,875	494,905	1,545,825	393,563
Increase in other assets		(51,759)	(19,740)	(41,160)	(15,698)
Increase in other liabilities		22,588	15,101	17,962	12,009
Retirement and severance benefits paid		(311)	(1,231)	(247)	(979)
Succession in accrued severance benefits		268	—	213	—
Decrease (increase) in deposit for severance benefit insurance		(342)	44	(272)	35

Net cash provided by operating activities		1,748,094	260,641	1,390,134	207,269

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		977,470	—	777,312	—
Collection of loans		295,000	274,996	234,592	218,685
Decrease in other assets		1,094	25	871	20

		1,273,564	275,021	1,012,775	218,705

Cash used in investing activities:

Purchase of equity method investment securities		(967,033)	(7,217,996)	(769,012)	(5,739,957)
Loan originations		(1,290,000)	(505,000)	(1,025,845)	(401,590)
Purchase of property and equipment		(1,458)	(147)	(1,159)	(118)
Increase in other assets		(1,637)	(1,953)	(1,302)	(1,553)

		(2,260,128)	(7,725,096)	(1,797,318)	(6,143,218)

Net cash used in investing activities	~~W~~	(986,564)	(7,450,075)	$(784,543)	(5,924,513)

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2008 and 2007
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings	~~W~~	1,155,300	2,058,000	$918,728	1,636,581
Proceeds from issuance of debentures		1,480,000	3,350,000	1,176,938	2,664,016
Proceeds from issuance of preferred stock		—	3,749,962	—	2,982,077
Disposition of treasury stocks		—	295	—	235

		2,635,300	9,158,257	2,095,666	7,282,909

Cash used in financing activities:

Repayment of borrowings		(1,255,000)	(987,996)	(998,012)	(785,683)
Repayment of debentures		(440,000)	(730,000)	(349,901)	(580,517)
Debentures issuance cost paid		(5,259)	(8,787)	(4,182)	(6,988)
Dividends paid		(619,916)	(391,705)	(492,975)	(311,495)
Repayment of preferred stocks		(537,834)	(172,812)	(427,701)	(137,425)
Acquisition of treasury stocks		—	(343)	—	(273)
Stock issuance cost paid		—	(13,747)	—	(10,932)

		(2,858,009)	(2,305,390)	(2,272,771)	(1,833,313)

Net cash provided by (used in) financing activities		(222,709)	6,852,867	(177,105)	5,449,596

Net increase (decrease) in cash and due from banks		538,821	(336,567)	428,486	(267,648)

Cash and due from banks at beginning of year		131,994	468,561	104,965	372,613

Cash and due from banks at end of year	~~W~~	670,815	131,994	$533,451	104,965

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of December 31, 2008, the Company had 13 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of December 31, 2008, Shinhan Bank operated through 922 domestic branches, 104 depository offices and 10 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 98,517,316 shares (78.58%) of the outstanding shares of LG Card at ~~W~~ 67,770 per share through a tender offer and LG Card became a subsidiary of the Company. Subsequently, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company for one LG Card share, on September 21, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description of the Company, Continued
(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.), Continued

Per the resolution of the Board of Directors’ Meeting on May 28, 2007, SHC Management Co., Ltd., a wholly owned subsidiary of the Company, transferred all assets, liabilities and operations to LG Card effective October 1, 2007. With this business transfer, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.; “Shinhan Card”) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

As of December 31, 2008, Shinhan Card had 90 branches, approximately 2.27 million merchants in its network, 13.62 million active credit card holders, and its capital stock amounted to ~~W~~ 626,847 million.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of December 31, 2008, it operated through 87 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2008, Shinhan Life Insurance operated through 140 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd.. Shinhan Capital’s capital stock as of December 31, 2008 amounted to ~~W~~180,000 million. In addition as noted above, Shinhan Capital acquired the net assets of the corporate leasing business division of Shinhan Card effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2008 amounted to ~~W~~77,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2008 amounted to ~~W~~3,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(1)	General Description of the Company, Continued
(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2008 amounted to ~~W~~10,000 million.

(i)	SH Asset Management Co., Ltd.

SH Asset Management Co., Ltd. (“SH Asset Management”) was established in March 1988 to provide financial advisory services to domestic and overseas investors. SH Asset Management’s capital stock as of December 31, 2008 amounted to ~~W~~45,000 million.

(j)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of December 31, 2008 amounted to ~~W~~40,000 million.

(k)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of December 31, 2008 amounted to ~~W~~47,000 million.

(l)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of December 31, 2008 amounted to ~~W~~1,000 million.

(m)	SHC Management Co., Ltd.

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However, as noted above, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card (former LG Card Co., Ltd.). SHC Management’s capital stock as of December 31, 2008 amounted to ~~W~~500 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(1) General Description, Continued
     Details of ownership as of December 31, 2008 and 2007 were as follows:

		2008		2007
			Ownership		Ownership
			percentage		percentage
Investor	Investee	Number of shares	(%)	Number of shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,505,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Good Morning Shinhan Securities	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	SH Asset Management	9,000,000	100.0	—	—
	SH&C Life Insurance	4,700,001	50.0	3,000,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	71,777,256	100.0
Shinhan Card	Shinhan Financial Group	529	0.0	529	0.0

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,257.5 to US$1, the basic exchange rate on December 31, 2008. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2008, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 15 “Equity Method — Revised”, No. 16 “Income Tax Accounts — Revised”, and authoritative interpretation “Consolidation of the Joint-Venture Investee Company” from Financial Services Commission dated April 24, 2008. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the years ended December 31, 2008 and 2007. Certain accounts of the non-consolidated financial statements as of and for the period ended December 31, 2007 were reclassified to conform to the current year’s presentation for comparative purposes, resulting in an increase in the capital surplus and retained earnings by ~~W~~383,773 million and ~~W~~196,869 million and decrease in the capital adjustments and accumulated other comprehensive income by ~~W~~413,189 million and ~~W~~167,453 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.

(e)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(g)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(h)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(j)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(k)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(l)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(m)	Interest income

Interest income on bank deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(n)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

(o)	Earnings per share

Earnings per share are calculated by dividing net income attributable to stockholders of the Consolidated Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(3)	Cash and Due from Banks

As of December 31, 2008 and 2007, ~~W~~5.5 million of cash and due from banks was restricted as guarantee deposits on bank accounts.

(4)	Equity Method Investment Securities

Details of equity method investment securities as of December 31, 2008 and 2007 were as follows:

								(in millions of Won)
	2008
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	11,620,851	487,028	1,272,763	—	(19,572)	(1,164,303)	20,589	12,217,356
Shinhan Card		8,050,796	(1,310,073)	587,111	(78,391)	—	(11,778)	—	7,237,665
Good Morning Shinhan Securities		1,696,710	—	136,621	—	—	(30,329)	—	1,803,002
Shinhan Life Insurance		815,188	(30,000)	70,640	—	(26)	(9,696)	—	846,106
Shinhan Capital		321,340	9,240	67,547	3,123	—	(23,588)	—	377,662
Jeju Bank		77,689	—	14,595	—	(8)	3,305	—	95,581
Shinhan Credit Information		12,365	—	1,903	—	—	—	—	14,268
Shinhan PE		10,631	—	418	—	(50)	60	—	11,059
SH Asset Management		—	64,989	—	—	—	—	—	64,989
Shinhan BNP Paribas ITMC		30,841	(11,600)	14,077	—	—	—	—	33,318
SH&C Life Insurance		17,025	8,500	(2,204)	—	(42)	1,398	—	24,677
Shinhan Macquarie		3,534	(410)	(3,124)	—	—	—	—	—
SHC Management		1,086,650	(1,171,987)	18,968	75,268	—	—	—	8,899

	~~W~~	23,743,620	(1,954,313)	2,179,315	—	(19,698)	(1,234,931)	20,589	22,734,582

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~1,771 million, respectively.
The market value of Jeju Bank shares owned by the Company was ~~W~~84,324 million as of December 31, 2008 based on the quoted market price (~~W~~8,700 per share) at that date.
Changes in (negative) goodwill for the year ended December 31, 2008 were as follows:

				(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	592,511	—	(61,294)	531,217
Shinhan Card		3,964,404	(9,240)	(371,123)	3,584,041
Good Morning Shinhan Securities		76,522	—	(17,006)	59,516
Shinhan Life Insurance		330,939	—	(41,802)	289,137
Shinhan Capital		—	9,240	(867)	8,373
Jeju Bank		(2,915)	—	687	(2,228)

	~~W~~	4,961,461	—	(491,405)	4,470,056

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(4)	Equity Method Investment Securities, Continued

Changes in unrealized gains (losses) under the application of equity method for the year ended December 31, 2008 were as follows:

				(in millions of Won)
		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	(91,920)	99,584	7,664
Shinhan Card	Allowance for loan losses		3,250	2,689	5,939
Good Morning Shinhan Securities	Commission expense		(6,909)	(401)	(7,310)
Shinhan Life Insurance	Deferred acquisition costs		(23,631)	(26,148)	(49,779)
Shinhan Capital	Allowance for loan losses		2,950	2,282	5,232
Shinhan Credit Information	Allowance for loan losses		—	1	1
Shinhan PE	Allowance for loan losses		25	25	50
SH&C Life Insurance	Deferred acquisition costs		(8,143)	(4,529)	(12,672)

		~~W~~	124,378	73,503	(50,875)

								(in millions of Won)
	2007
							Accumulated
			Acquisition	Equity		Capital	other
	Beginning		(dividend),	method		adjustments	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	Capital surplus	(*)	Income	earnings	balance
Shinhan Bank	~~W~~	9,724,729	(435,944)	1,887,570	177,619	5,237	259,113	2,527	11,620,851
Shinhan Card		—	8,410,311	290,591	(441,314)	(248,886)	40,094	—	8,050,796
Good Morning Shinhan Securities		979,853	506,556	151,602	—	(2,425)	61,124	—	1,696,710
Shinhan Life Insurance		793,204	(30,000)	79,758	—	—	(27,774)	—	815,188
Shinhan Capital		187,782	84,688	49,282	—	(498)	86	—	321,340
Jeju Bank		69,316	—	9,707	—	—	(1,334)	—	77,689
Shinhan Credit Information		10,255	—	2,110	—	—	—	—	12,365
Shinhan PE		10,492	—	199	—	—	(60)	—	10,631
Shinhan BNP Paribas ITMC		24,790	(4,600)	10,650	—	—	1	—	30,841
SH&C Life Insurance		17,612	—	13	—	—	(600)	—	17,025
Shinhan Macquarie		29	(315)	3,820	—	—	—	—	3,534
SHC Management		957,830	(444,086)	146,809	441,314	—	(15,217)	—	1,086,650

	~~W~~	12,775,892	8,086,610	2,632,111	177,619	(246,572)	315,433	2,527	23,743,620

(*)	The difference between the acquisition cost of minority interest and the value of net asset acquired in the amount of ~~W~~248,858 million is included in Shinhan Card.
The market value of Jeju Bank shares owned by the Company was ~~W~~76,570 million as of December 31, 2007 based on the quoted market price (~~W~~7,900 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(4)	Equity Method Investment Securities, Continued

Changes in (negative) goodwill for the year ended December 31, 2007 were as follows:

	(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	653,805	—	61,294	592,511
Shinhan Card		—	4,198,412	234,008	3,964,404
Good Morning Shinhan Securities		93,526	—	17,004	76,522
Shinhan Life Insurance		372,742	—	41,803	330,939
Jeju Bank		(3,600)	—	(685)	(2,915)
SHC Management		320,572	(298,032)	22,540	—

	~~W~~	1,437,045	3,900,380	375,964	4,961,461

(5)	Acquisition of LG Card Co., Ltd. (“LG Card”)
(a)	On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~ 67,770 per share through a tender offer and LG Card became a subsidiary of the Company on March 23, 2007. The Company applied purchase method of accounting for the acquisition.

The condensed financial information of LG Card as of and for the year ended December 31, 2006 and as of and the period ended March 19, 2007 were as follows:

	(in millions of Won)
			March 19, 2007,
	December 31, 2006		acquisition date
Assets	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,892,059

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~ 46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company to one LG Card share, on September 21, 2007. The Company reflected the difference between the acquisition cost and the additional net asset value in LG Card as other comprehensive income. Subsequently, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(5)	Acquisition of LG Card Co., Ltd. (“LG Card”), Continued
(b)	Details of goodwill related to the acquisition of LG Card were as follows:

	(in millions of Won)
Consideration given on March 19, 2007	~~W~~	6,683,743
Fair value of net assets		3,030,612

Goodwill		3,653,131
Unamortized goodwill transferred from Shinhan Bank relating to LG Card (*1)		247,249

	~~W~~	3,900,380

(*1)	On July 3, 2007, the Company acquired LG Card shares held by Shinhan Bank and recorded the unamortized goodwill by Shinhan Bank at acquisition date at its carrying amount.
(6)	Loans
(a)	Loans as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Loans in Won	~~W~~	2,410,000	1,415,000
Less: allowance for loan losses		(12,050)	(7,075)

	~~W~~	2,397,950	1,407,925

(b)	Detail of loans in Won as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008			2007
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.23~8.12	~~W~~	1,180,000	5.23~6.86	~~W~~	650,000
Shinhan Capital	4.99~8.20		1,040,000	4.33~6.83		590,000
Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	6.18~6.85		10,000	5.51		5,000
SH&C Life Insurance	9.00		10,000	—		—

		~~W~~	2,410,000		~~W~~	1,415,000
Allowance for loan losses			(12,050)			(7,075)

		~~W~~	2,397,950		~~W~~	1,407,925

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(6)	Loans, Continued
(c)	The maturities of loans as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	220,000	80,000
Due after three months through six months		255,000	85,000
Due after six months through 12 months		125,000	60,000
Due after one year through three years		1,400,000	790,000
Thereafter		410,000	400,000

	~~W~~	2,410,000	1,415,000

(7)	Property and Equipment

Property and equipment as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007

Property and equipment:

Vehicles	~~W~~	171	171
Furniture and fixtures		1,599	1,467
Leasehold improvements		3,150	1,823

		4,920	3,461
Less: accumulated depreciation		(3,447)	(2,933)

	~~W~~	1,473	528

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(8)	Other Assets

Other assets as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Security deposits paid	~~W~~	9,982	10,068
Software		764	1,016
Account receivables (note 13)		19,938	—
Accrued interest income (note 13)		14,160	8,415
Advance payments		1,242	10
Prepaid expenses		59,012	17,060
Prepaid income taxes		—	3,651
Other		3,824	3,241

		108,922	43,461
Less: allownace for losses		(176)	—

	~~W~~	108,746	43,461

(9)	Borrowings
(a)	Borrowings as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
	Interest rate (%)	Amount	Interest rate (%)	Amount
Borrowings in Won	—	—	5.98 ~ 6.43	85,000
Commercial Papers	5.98 ~ 8.13	1,155,300	5.29 ~ 6.53	1,170,000

		1,155,300		1,255,000

(b)	The maturities of borrowings as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	100,000	80,000
Due after three months through six months		215,000	1,035,000
Due after six months through 12 months		840,300	120,000
Due after one year through three years		—	20,000

	~~W~~	1,155,300	1,255,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(10)	Debentures
(a)	Debentures as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	Won
	2008		2007
Debentures in Won	~~W~~	7,090,000	6,050,000
Less: discount on debentures		(11,667)	(11,747)

	~~W~~	7,078,333	6,038,253

(b)	Details of debentures as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008	2007

Unsecured debentures in Won:
June 24, 2003	June 24, 2008	5.69	—	30,000
July 24, 2003	July 24, 2008	5.87	—	20,000
March 24, 2004	March 24, 2009	5.11	20,000	20,000
June 25, 2004	June 25, 2009	4.93	50,000	50,000
July 8, 2004	July 8, 2009	4.81	100,000	100,000
January 31, 2005	January 31, 2008	4.21	—	30,000
January 31, 2005	January 31, 2010	4.59	70,000	70,000
March 18, 2005	March 18, 2008	4.23	—	50,000
May 9, 2005	May 9, 2008	3.99	—	50,000
June 29, 2005	June 29, 2008	4.01	—	50,000
June 29, 2005	June 29, 2010	4.28	150,000	150,000
September 14, 2005	September 14, 2008	4.77	—	70,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2008	5.34	—	40,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000
January 24, 2006	January 24, 2009	5.24	100,000	100,000
February 27, 2006	February 27, 2009	5.07	100,000	100,000
April 24, 2006	April 24, 2009	5.09	200,000	200,000
June 28, 2006	June 28, 2009	5.25	220,000	220,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
June 29, 2006	September 29, 2009	5.24	100,000	100,000
June 29, 2006	September 29, 2009	5.32	100,000	100,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000
September 26, 2006	September 26, 2009	4.81	50,000	50,000
September 26, 2006	September 26, 2011	4.91	50,000	50,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(10)	Debentures, Continued

			(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008		2007
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
December 22, 2006	December 22, 2008	5.35		—	100,000
January 24, 2007	January 23, 2009	5.33		300,000	300,000
January 25, 2007	January 25, 2010	5.25		250,000	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		250,000	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		50,000	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000
May 9, 2007	May 9, 2010	5.31		100,000	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		200,000	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2009	5.52		350,000	350,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
November 27, 2007	November 27, 2010	6.24		50,000	50,000
November 27, 2007	November 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	—
January 23, 2008	January 23, 2013	6.51		50,000	—
February 21, 2008	February 21, 2011	5.51		150,000	—
March 12, 2008	March 12, 2011	5.71		250,000	—
June 27, 2008	June 27, 2011	6.41		200,000	—
July 31, 2008	July 31, 2011	6.76		150,000	—
December 11, 2008	December 11, 2010	7.83		40,000
December 11, 2008	December 11, 2011	8.01		480,000
December 11, 2008	December 11, 2013	8.11		10,000

				7,090,000	6,050,000
	Discount on debentures			(11,667)	(11,747)

			~~W~~	7,078,333	6,038,253

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(10)	Debentures, Continued
(c)	The maturities of debentures as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	520,000	80,000
Due after three months through six months		670,000	130,000
Due after six months through 12 months		1,000,000	230,000
Due after one year through three years		3,340,000	3,630,000
Thereafter		1,560,000	1,980,000

	~~W~~	7,090,000	6,050,000

(11)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	Won
	2008		2007
Estimated liability at beginning of year	~~W~~	1,903	2,015
Provision		632	1,119
Payment		(311)	(1,231)
Succession in accrued severance benefits		268	—

Estimated liability at end of year	~~W~~	2,492	1,903
Less: deposit for severance benefit insurance		(1,531)	(1,189)

Ending balance		961	714

(12)	Other Liabilities

Other liabilities as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Withholding taxes	~~W~~	3,509	355
Dividends payable		2,678	2,153
Accounts payable (note 13)		1,936	702
Accrued expenses		56,113	52,415
Unearned interest (note 13)		8,853	135

	~~W~~	73,089	55,760

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(13)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2008 and 2007 were as follows:

		(in millions of Won)
Related party	Account	2008		2007

Shinhan Bank	Interest income	~~W~~	7,329	26,454
”	Royalty		90,911	—
Good Morning Shinhan Securities	Interest income		9,290	9,315
”	Royalty		9,266	—
Shinhan Card	Interest income		53,310	7,613
”	Royalty		18,825	—
SHC Management	Interest income		—	16,542
Shinhan Capital	Interest income		53,877	30,152
”	Royalty		1,354	—
Shinhan Life Insurance	Royalty		13,542	—
Jeju Bank	Royalty		961	—
SH Asset Management	Royalty		178	—
Shinhan PE	Interest income		425	140
”	Royalty		14	—
Shinhan BNP Paribas ITMC	Royalty		192	—
SH&C Life Insurance	Interest income		12	—
”	Royalty		232	—
Shinhan Macquarie	Royalty		59	—
Shinhan Credit Information	Royalty		143	—
Shinhan Data System	Royalty		94	—

		~~W~~	260,014	90,216

Shinhan Bank	Rental expense		735	38
Good Morning Shinhan Securities	Commission expense		655	—
Shinhan Life insurance	Insurance expense		15	—
Shinhan Data System	Commission expense		3	—

		~~W~~	1,408	38

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(13)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of December 31, 2008 and 2007 were as follows:

			(in millions of Won)
Creditor	Debtor	Account	2008		2007
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	305,771	1,910
”	”	Security deposits paid		9,982	9,915
”	”	Accrued interest income		235	5
”	”	Accounts receivable		9,912	—
”	”	Deposit for severance benefit		1,531	1,189
”	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
”	”	Accrued interest income		1,544	1,569
”	”	Accounts receivable		995	—
”	Shinhan Card	Loans in Won		1,180,000	650,000
”	”	Accrued interest income		6,988	4,021
”	”	Accounts receivable		891	—
”	Shinhan Life Insurance	Accounts receivable		355	—
”	Shinhan Capital	Loans in Won		1,040,000	590,000
”	”	Accrued interest income		5,316	2,820
”	”	Accounts receivable		1,145	—
”	Shinhan Credit Information	Accounts receivable		97	—
”	Shinhan PE	Loans in Won		10,000	5,000
”	SH&C Life Insurance	Accrued interest income		12	—
”	”	Loans in Won		10,000	—
”	Shinhan Macquarie	Accounts receivable		59	—
”	SHC Management	Accounts receivable		12	—
”	SH Asset Management	Accounts receivable		14	—
”	Shinhan Data System	Accounts receivable		36	—

			~~W~~	2,754,895	1,436,429

Shinhan Card	Shinhan Financial Group	Accounts payable		152	156
Shinhan Capital	”	Unearned interest		8,492	—
Shinhan PE	”	Unearned interest		361	135

			~~W~~	9,005	291

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(13)	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the for the year ended December 31, 2008 and 2007 was as follows:

	(in millions of Won)
	2008		2007
Salaries	~~W~~	6,205	5,008
Share-based payment		(13,789)	11,854
Performance compensation		3,449	2,293

	~~W~~	(4,135)	19,155

(14)	Insured Assets

The Company maintains vehicle insurance provided by Dongbu Insurance, Inc., and employee compensation insurance covering loss and liability arising from accidents.
(15)	Commitments and Contingencies

As of December 31, 2008, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

(in millions of Won)
Plaintiff	Description	Claim Amount	Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~ 5,000	Pending in Seoul Central District Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(16)	Capital Stock
(a)	As of December 31, 2008 details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	47,690,251
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	62,411,251

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio   : One common stock per one preferred stock
Conversion price   : ~~W~~57,806
The following redeemable preferred stocks were redeemed as of December 31, 2008. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	(in millions of Won, except shares)
	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2008	Series 3	9,316,792	172,812
	Series 7	2,433,334	365,022
2007	Series 2	9,316,792	172,812
2006	Series 1	9,316,792	172,831
	Series 6	3,500,000	525,033

		33,883,710	1,408,510

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(16)	Capital Stock, Continued
(b)	Details of changes in capital stock for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won, except shares)
	Number of	Capital		Preferred
	shares	stock		stock
Balance at January 1, 2007	421,334,783		1,907,838	262,920
Issuance of preferred stock	43,711,000		—	218,555
Repayment of preferred stock	(9,316,792)		—	—
Acquisition of LG Card Co., Ltd. through share exchange	14,631,973		73,160	—

Balance at December 31, 2007	470,360,964	~~W~~	1,980,998	481,475

Repayment of preferred stock	(11,750,126)		—	—

Balance at December 31, 2008	458,610,838	~~W~~	1,980,998	481,475

(c)	Details of preferred stock which was redeemed by appropriation of retained earnings for the years ended December 31, 2008 and 2007.

	(in millions of Won, except shares and price per share)
			Redemption
	Number of		price		Redemption
December 31, 2008	shares	Redemption date	per share		amount
Series 3 redeemable preferred stock	9,316,792	August 19, 2008	~~W~~	18,548.427	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 19, 2008		150,009.493		365,023

	11,750,126				~~W~~	537,835

	(in millions of Won, except shares and price per share)
			Redemption
	Number of		price		Redemption
December 31, 2007	shares	Redemption date	per share		amount
Series 2 redeemable preferred stock	9,316,792	August 20, 2007	~~W~~	18,548.427	~~W~~	172,812

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(17)	Retained Earnings

Retained earnings as of December 31, 2008 and 2007 consisted of the following:

(in millions of Won)
	2008		2007
Legal reserve	~~W~~	819,838	580,200
Retained earnings before appropriation		5,481,556	4,838,483

	~~W~~	6,301,394	5,418,683

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(18)	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of December 31, 2008 were as follows:

		1st grant		2nd grant		3rd grant		4th grant
Grant date		May 22, 2002		May 15, 2003		March 25, 2004		March 30, 2005
Exercise price in Won	~~W~~	18,910	~~W~~	11,800	~~W~~	21,595	~~W~~	28,006
Number of shares granted		1,004,200		1,156,300		1,301,600		2,695,200
Vesting period		Within four		Within four		Within three		Within four
		years after		years after		years after		years after
		two years		two years		two years		three years
		from grant date		from grant date		from grant date		from grant date
Changes in number of shares granted:
Balance at January 1, 2008		292,851		426,255		716,039		2,369,031
Exercised or canceled		292,851		261,002		439,416		385,773
Balance at December 31, 2008		—		165,253		276,623		1,983,258
Exercisable at December 31, 2008		—		165,253		276,623		1,983,258

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(18)	Share-Based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of December 31, 2008 were as follows:

		5th grant		6th grant		7th grant

Grant date		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in Won	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		3,296,200		1,301,050		808,700
Vesting period		Within four		Within four		Within four
		years after		years after		years after
		three years		three years		three years
		from grant date		from grant date		from grant date
Terms:

Service period		Two years from		Two years from		Two years from
		grant date		grant date		grant date
Market performance
Management		Increase rate of		Increase rate of		Increase rate of
		stock price and		stock price and		stock price and
		target ROE		target ROE		target ROE
Employee		Net income for		Achievement of		—
		three years		annual target ROE
for three
consecutive years

Changes in number of shares granted:
Outstanding at January 1, 2008		2,788,698		1,167,300		—
Granted		—		—		808,700
Canceled or forfeited		22,960		9,402		105,840
Exercised		—		—		—
Outstanding at December 31, 2008		2,765,738		1,157,898		702,860
Exercisable at December 31, 2008		—		—		—

Assumptions used to determine the fair value of options:
Risk-free interest rate	3.35%		3.53%
Expected exercise period	3.2 years	4.2 years
Expected stock price volatility	34.83%		32.80%
Expected dividend yield	1.99%		2.35%
	Management : ~~W~~2,391
Weighted average fair value	Employee : ~~W~~2,529	~~W~~	3,728
The Company has the option to settle cash or equity in respect to share-based payments. For the fifth grant, the Company recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth and seventh grant, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(18)	Share-Based Payments, Continued
The fair value of options with performance conditions is calculated using the Monte Carlo simulation and Partial Differential Equation (PDE) Solution model. Effective January 1, 2008, the Company modified its valuation model for options with market conditions (based on return on equity) from the Black-Scholes model to the PDE Solution Model for a more reasonable measurement of fair value of options with market conditions. In addition, in estimating weighted-average volatility, the Company applied the average volatility based on individual stock price. The Company applied these changes in methodology prospectively as it is considered a change of accounting estimate.
(c)	Changes in stock compensation costs for the year ended December 31, 2008 were as follows:

(in millions of Won)
		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the year	~~W~~	5,401	20,553	25,954
	Incurred during the year		32	(77)	(45)
	To be recorded in subsequent years		—	—	—
2nd	Recorded at beginning of the year		8,040	29,269	37,309
	Incurred during the year		(737)	(5,017)	(5,754)
	To be recorded in subsequent years		—	—	—
3rd	Recorded at beginning of the year		9,526	29,926	39,452
	Incurred during the year		(1,367)	(8,957)	(10,324)
	To be recorded in subsequent years		—	—	—
4th	Recorded at beginning of the year		9,138	51,232	60,370
	Incurred during the year		(7,764)	(38,715)	(46,479)
	To be recorded in subsequent years		—	—	—
5th	Recorded at beginning of the year		5,984	30,911	36,895
	Incurred during the year		(5,984)	(30,911)	(36,895)
	To be recorded in subsequent years		—	—	—
6th	Recorded at beginning of the year		586	2,965	3,551
	Incurred during the year		(158)	(852)	(1,010)
	To be recorded in subsequent years		52	215	267
7th	Recorded at beginning of the year		—	—	—
	Incurred during the year		183	885	1,068
	To be recorded in subsequent years		281	1,272	1,553

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(19)	General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007
Salaries	~~W~~	3,857	30,629
Provision for retirement and severance benefits		632	1,119
Other employee benefits		1,545	1,416
Rental		1,085	343
Entertainment		918	911
Depreciation		514	385
Amortization		297	329
Taxes and dues		439	406
Advertising		15,168	43
Fees and commission		14,422	8,964
Other		7,796	3,666

	~~W~~	46,673	48,211

(20)	Income Taxes
(a)	For the years ended December 31, 2008 and 2007, the Company recognized ~~W~~ 6,423 million and ~~W~~ 22,662 million of income tax benefits, resulting from the reversal of income tax, repectively.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the for the year ended December 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007
Statutory tax rate		27.5%	27.5%
Net income before income tax expense	~~W~~	2,013,975	2,373,715
Income tax calculated at the statutory tax rate		553,843	652,772
Adjustment:
Income not assessable for tax purposes		(943,507)	(111,119)
Expenses not deductible for tax purposes		6,368	70,083
Unrealizable temporary difference		389,705	(658,489)
Other		(6,409)	46,753
Reversal of income tax		(6,423)	(22,662)

Income tax expenses	~~W~~	(6,423)	(22,662)
Effective income tax rate		(0.32)%	(0.95)%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(20)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the for the year ended December 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:
Equity method investment securities	~~W~~	(6,196,693)	3,616,207	2,199,904	(4,780,390)
Retirement and severance benefits		1,508	200	432	1,276
Accrued expenses		23,935	2,933	19,241	7,627
Deposit for severance benefit insurance		(1,189)	(519)	(432)	(1,276)

Total temporary differences		(6,172,439)	3,618,821	2,219,145	(4,772,763)

Unrealizable temporary differences (*1)		6,189,425			4,772,315

Net temporary differences		16,986			(449)

Tax effects of temporary differences		4,671			(99)

Tax effects of tax loss carryforwards		65,803			66,149

Net tax effects		70,474			66,050

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of December 31, 2008 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~4,780,390 million less realizable portion of ~~W~~8,075 million
The net tax effects of ~~W~~66,050 million as of December 31, 2008 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(20)	Income Taxes, Continued

(in millions of Won)
	2007
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,805,978)	494,904	(2,885,619)	(6,196,693)
Retirement and severance benefits		1,209	809	510	1,508
Accrued expenses		16,151	7,784	—	23,935
Deposit for severance benefit insurance		(1,209)	(490)	(510)	(1,189)
Stock options		44,491	—	44,491	—
Accounts receivable		(37,907)	—	(37,907)	—

Total temporary differences		(3,783,243)	503,007	2,892,203	(6,172,439)

Unrealizable temporary differences (*2)		3,794,399			6,189,425

Net temporary differences	~~W~~	11,156			16,986

Tax effects of temporary differences		3,068			4,671

Tax effects of tax loss carryforwards		20,509			65,803

Net tax effects	~~W~~	23,577			70,474

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year finalized tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of December 31, 2007 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~6,196,693 million less realizable portion of ~~W~~7,268 million.
The net tax effects of ~~W~~70,474 million as of December 31, 2007 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(20)	Income Taxes, Continued
(d)	Deductible temporary differences and the carryforwards of unused tax losses in respect of which deferred tax assets have not been recognized as of December 31, 2008 were as follows:

	(in millions of Won)
	Amount		Maturity date
Unused tax losses:
For the year ended December 31, 2004	~~W~~	13,514	2009
For the year ended December 31, 2005		65,132	2010
For the year ended December 31, 2006		55,913	2011
For the year ended December 31, 2007		164,767	2012

		299,326

Temporary differences:
Retirement and severance benefits		1,276	—
Accrued expenses		7,627	2009

		8,903

	~~W~~	308,229

(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Investments in subsidiaries	~~W~~	4,780,390	6,196,693
Deposit for severance benefit insurance		1,276	1,189

	~~W~~	4,781,666	6,197,882

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(21)	Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won, except per share)
	2008		2007
Net income for period	~~W~~	2,020,398	2,396,377
Less: dividends on preferred stock		249,319	267,539

Net income available for common stock		1,771,079	2,128,838
Weighted average number of common shares outstanding		396,199,058	382,730,606

Earnings per share in Won	~~W~~	4,470	5,562

(*1)	Weighted average number of common shares outstanding for the years ended December 31, 2008 and 2007 were as follows:

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at July 1, 2008	396,199,587	366	145,009,048,842
Effect of treasury stocks held	(529)	366	(193,614)

Outstanding at December 31, 2008	396,199,058		145,008,855,228

			366

Weighted average number of common shares			396,199,058

	2007
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2007	374,437,647	365	136,669,741,155
Issuance of common stock	14,631,973	102	1,492,461,246
Disposition of treasury stocks	7,129,967	—	1.534,522,884
Acquisition of treasury stocks	(529)	102	(53,958)

Outstanding at December 31, 2007	396,199,058		139,696,671,327

			365

Weighted average number of common shares			382,730,606

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(21)	Earnings Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won, except per share)
	2008		2007
Ordinary income available for common stock	~~W~~	1,771,079	1,777,473
Add: dividends on redeemable convertible preferred stock		27,656	—

Diluted net earnings		1,798,735	1,777,473
Weighted average number of common shares outstanding (diluted) (*1)		411,306,840	372,168,522

Diluted earnings per share in Won	~~W~~	4,373	4,776

(*1)	Weighted average number of common shares outstanding and common equivalent shares for the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Weighted average number of shares outstanding(basic)	396,199,058	382,730,606
Effect of conversion of convertible redeemable preferred stock	14,721,000	13,753,044
Effect of stock opton on issue	386,782	758,400

Weighted average number of shares outstanding(diluted)	411,306,840	397,242,050

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 - March 20, 2014	1,157,898
Stock options	March 20, 2011 - March 19, 2015	702,860

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(22)	Dividends
(a)	Dividends for the years ended December 31, 2008 and 2007 were as follows:

			(in millions of Won, except per share)
	2008
	Common		Preferred
	shares		shares	Total
Total number of shares issued and outstanding		396,199,587	62,411,251	458,610,838
Shares excluded (*)		529	—	529

		396,199,058	62,411,251	458,610,309
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	—	3,925 (78.51%)	534 (10.68%)

Dividends	~~W~~	—	244,987	244,987

(*)	Dividends on shares held by subsidiaries as of December 31, 2008 are not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:

		(in millions of Won, except per share)
	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:
Series 4	9,316,792	730.674	14.61	6,807
Series 5	9,316,793	”	”	6,807
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.57	27,657

	62,411,251			244,987

			(in millions of Won, except per share)
	2007
	Common		Preferred
	shares		shares	Total
Total number of shares issued and outstanding		396,199,587	74,161,377	470,360,964
Shares excluded (*)		529	—	529

		396,199,058	74,161,377	470,360,435
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(18%)	3,558 (71.16%)	1,319(26.38%)

Dividends	~~W~~	356,580	263,862	620,442

(*)	Dividends on shares held by subsidiaries as of December 31, 2007 are not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(22)	Dividends, Continued

		(in millions of Won, except per share)
	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:
Series 3	9,316,792	730.674	14.61	6,807
Series 4	9,316,792	”	”	6,807
Series 5	9,316,793	”	”	6,808
Series 7	2,433,334	11,190	223.80	27,229
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	6,539.726	130.79	189,587
Series 11	14,721,000	1,755.164	35.10	25,838

	74,161,377			263,862

(b)	Payout ratios for the years ended December 31, 2008 and 2007 were calculated as follows:

					(in millions of Won, except payout ratio)
	2008				2007
	Common		Preferred		Common		Preferred
	shares		shares	Total	shares		shares	Total
Dividends in Won	~~W~~	—	244,987	244,987	356,580		263,862	620,442
Net earning in Won		1,775,411	244,987	2,020,398	2,132,515	(*)	263,862	2,396,377

Payout ratios (%)		0.00%		12.13%	16.72			25.89%

(*)	Net earnings for common stock after deducting preferred stock
(c)	Dividend yields on common shares for the years ended December 31, 2008 and 2007 were calculated as follows:

	(in Won, except dividends yields)
	2008		2007
Dividends per share in Won	~~W~~	—	900
Average stock price in Won (*)		—	53,900

Dividends yields (%)		0.00%	1.67%

(*)	In accordance with former Securities and Exchange Act, stock price is the average of the quote prices during the week ending two days prior to the record date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(23)	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of December 31, 2008 and 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Unrealized holding gain on equity method investment securities	~~W~~	267,762	1,497,760
Unrealized holding loss from equity method investment securities		(25,431)	(20,498)

	~~W~~	242,331	1,477,262

(b)	Comprehensive income for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Net income	~~W~~	2,020,398	2,396,377
Other comprehensive income
Unrealized holding gain on equity method investment securities		(1,229,998)	571,597
Unrealized holding loss from equity method investment securities		(4,933)	(417,668)

Comprehensive income	~~W~~	785,467	2,550,306

(24)	Statements of Cash Flows

Significant transactions not involving cash inflows or outflows for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Changes in capital adjustment due to application of the equity method	~~W~~	19,698	85,068
Changes in accumulated other comprehensive income due to application of the equity method		1,234,931	153,929
Changes in retained earnings due to application of the equity method		20,589	2,527
Accounts receivable related to stock option		13,457	—
Reclassification of payment for acquisition of LG Card from advance payment to equity method investment securities		—	519,254
Acquisition equity method investees by stock exchange		—	844,265

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(25)	Condensed Financial Statements of Subsidiaries
(a)	Balance sheets

The condensed balance sheets of subsidiaries as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	213,569,099	201,621,217	11,947,882
Shinhan Card		17,075,575	13,420,864	3,654,711
Good Morning Shinhan Securities		7,315,710	5,605,646	1,710,064
Shinhan Life Insurance		8,517,262	7,913,024	604,238
Shinhan Capital		4,007,728	3,643,671	364,057
Jeju Bank		2,903,390	2,731,541	171,849
Shinhan Credit Information		16,344	2,077	14,267
Shinhan PE		21,834	10,822	11,012
SH Asset Management		97,880	32,891	64,989
Shinhan BNP Paribas ITMC		82,944	16,308	66,636
SH&C Life Insurance		1,269,383	1,194,741	74,642
Shinhan Macquarie		13,297	16,840	(3,543)
SHC Management		12,419	3,520	8,899

	~~W~~	254,902,865	236,213,162	18,689,703

	(in millions of Won)
	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	175,105,888	163,786,456	11,319,432
Shinhan Card		16,880,921	12,774,539	4,106,382
Good Morning Shinhan Securities		6,685,978	5,101,887	1,584,091
Shinhan Life Insurance		7,410,857	6,906,130	504,727
Shinhan Capital		2,963,306	2,644,916	318,390
Jeju Bank		2,772,223	2,627,781	144,442
Shinhan Credit Information		16,785	4,420	12,365
Shinhan PE		15,826	5,217	10,609
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,365,741	1,315,411	50,330
Shinhan Macquarie		18,017	10,950	7,067
SHC Management		1,213,708	127,058	1,086,650

	~~W~~	214,538,995	195,332,828	19,206,167

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(25)	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	49,507,280	47,601,469	1,905,811	1,903,136	1,446,727
Shinhan Card		4,145,875	2,866,883	1,278,992	1,324,375	940,575
Good Morning Shinhan Securities		1,872,657	1,681,118	191,539	209,409	156,301
Shinhan Life Insurance		2,859,518	2,667,093	192,425	186,394	139,234
Shinhan Capital		638,879	549,933	88,946	88,292	66,132
Jeju Bank		218,625	186,382	32,243	30,767	22,124
Shinhan Credit Information		26,429	24,699	1,730	2,401	1,902
Shinhan PE		5,277	3,198	2,079	1,051	394
SH Asset Management		40,428	20,005	20,423	19,949	14,330
Shinhan BNP Paribas ITMC		95,092	56,178	38,914	38,910	28,155
SH&C Life Insurance		81,363	81,373	(10)	4,138	4,600
Shinhan Macquarie		11,668	23,791	(12,123)	(11,704)	(9,790)
SHC Management		9,212	1,897	7,315	26,256	18,968

	~~W~~	59,512,303	55,764,019	3,748,284	3,809,043	2,829,652

	(in millions of Won)
	2007
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	17,797,848	14,886,630	2,911,218	2,854,911	2,051,302
Shinhan Card		2,877,869	1,958,967	918,902	1,059,939	1,487,612
Good Morning Shinhan Securities		2,028,956	1,790,645	238,311	252,697	176,776
Shinhan Life Insurance		2,681,556	2,506,318	175,238	183,498	132,033
Shinhan Capital		265,097	204,078	61,019	65,015	49,157
Jeju Bank		188,220	169,714	18,506	18,393	14,291
Shinhan Credit Information		27,902	24,888	3,014	3,369	2,110
Shinhan PE		2,771	2,132	639	301	174
Shinhan BNP Paribas ITMC		73,680	44,479	29,201	29,349	21,303
SH&C Life Insurance		91,871	71,542	20,329	15,629	10,567
Shinhan Macquarie		28,335	17,847	10,488	10,641	7,641
SHC Management		807,588	587,698	219,890	235,045	169,100

	~~W~~	26,871,693	22,264,938	4,606,755	4,728,787	4,122,066

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(26)	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,155,300	7,078,333	8,233,633
Shinhan Bank		119,237,971	20,410,420	32,418,157	172,066,548
Shinhan Card		—	2,386,275	7,916,599	10,302,874
Good Morning Shinhan Securities		1,195,209	3,956,431	—	5,151,640
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,742,791	1,740,739	3,483,530
Jeju Bank		2,294,628	78,791	143,400	2,516,819
Shinhan PE		—	10,000	—	10,000
SH Asset Management		—	25,880	—	25,880
SH&C Life Insurance		—	20,000	—	20,000
Shinhan Macquarie		—	990	—	990

	~~W~~	122,727,808	29,794,478	49,297,228	201,819,514

	(in millions of Won)
	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,255,000	6,038,253	7,293,253
Shinhan Bank		104,021,898	17,226,283	28,170,916	149,419,097
Shinhan Card		—	2,580,864	7,090,233	9,671,097
Good Morning Shinhan Securities		909,732	3,883,940	—	4,793,672
Shinhan Capital		—	1,268,917	1,247,474	2,516,391
Jeju Bank		2,253,942	90,335	113,400	2,457,677
Shinhan PE		—	5,000	—	5,000

	~~W~~	107,185,572	26,310,339	42,660,276	176,156,187

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(26)	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	2,397,950	22,734,582	670,815	25,803,347
Shinhan Bank		145,341,827	36,592,260	8,578,930	190,513,017
Shinhan Card		13,679,402	453,533	51,650	14,184,585
Good Morning Shinhan Securities		748,485	4,561,457	1,180,735	6,490,677
Shinhan Life Insurance		2,379,538	3,438,141	421,635	6,239,314
Shinhan Capital		2,226,141	298,717	8,297	2,533,155
Jeju Bank		2,066,294	491,256	114,832	2,672,382
Shinhan Credit Information		—	—	9,158	9,158
Shinhan PE		—	13,269	6,950	20,219
SH Asset Management		464	923	86,154	87,541
Shinhan BNP Paribas ITMC		516	304	66,006	66,826
SH&C Life Insurance		1,692	107,023	7,556	116,271
Shinhan Macquarie		—	—	10,755	10,755
SHC Management		—	—	12,037	12,037

	~~W~~	168,842,309	68,691,465	11,225,510	248,759,284

	(in millions of Won)
	2007
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	1,407,925	23,743,620	131,994	25,283,539
Shinhan Bank		125,405,349	32,327,238	6,312,608	164,045,195
Shinhan Card		13,689,029	263,697	40,410	13,993,136
Good Morning Shinhan Securities		1,181,158	4,051,822	809,776	6,042,756
Shinhan Life Insurance		1,996,505	2,894,479	548,233	5,439,217
Shinhan Capital		1,886,995	199,821	15,841	2,102,657
Jeju Bank		1,965,688	430,740	153,052	2,549,480
Shinhan Credit Information		—	—	3,334	3,334
Shinhan PE		—	11,480	3,461	14,941
Shinhan BNP Paribas ITMC		404	304	62,642	63,350
SH&C Life Insurance		926	67,945	129	69,000
Shinhan Macquarie		—	—	4,172	4,172
SHC Management		—	—	605,330	605,330

	~~W~~	147,533,979	63,991,146	8,690,982	220,216,107

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(27)	Contribution by Subsidiaries to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won, except ratio)
	2008			2007
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	1,272,763	58.39%	1,887,570	71.71%
Shinhan Card		587,111	26.94%	290,591	11.04%
Good Morning Shinhan Securities		136,621	6.27%	151,602	5.76%
Shinhan Life Insurance		70,640	3.24%	79,758	3.03%
Shinhan Capital		67,547	3.10%	49,282	1.87%
Jeju Bank		14,595	0.67%	9,707	0.37%
Shinhan Credit Information		1,903	0.09%	2,110	0.08%
Shinhan PE		418	0.02%	199	0.01%
Shinhan BNP Paribas ITMC		14,077	0.65%	10,650	0.40%
SH&C Life Insurance		(2,204)	(0.10)%	13	0.00%
Shinhan Macquarie		(3,124)	(0.14)%	3,820	0.15%
SHC Management		18,968	0.87%	146,809	5.58%

		2,179,315	100.00%	2,632,111	100.00%

Other income		278,696		140,825
Other expense		437,613		376,559

Net income for period	~~W~~	2,020,398		2,396,377

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(28)	Allowance for Loan Losses of the Company and Subsidiaries

Changes in the allowance for loan losses of the Company and its subsidiaries for the years ended December 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	4,975	12,050
Shinhan Bank		1,991,574	589,643	2,581,217
Shinhan Card		947,737	(183,671)	764,066
Good Morning Shinhan Securities		36,237	25,968	62,205
Shinhan Life Insurance		21,380	7,190	28,570
Shinhan Capital		41,432	10,964	52,396
Jeju Bank		31,849	(5,411)	26,438
SH Asset Management		—	32	32
Shinhan BNP Paribas ITMC		101	(41)	60
SH&C Life Insurance		51	8	59
Shinhan Macquarie		85	(70)	15
SHC Management		9,212	(9,212)	—

	~~W~~	3,086,733	440,375	3,527,108

	(in millions of Won)
	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	1,150	7,075
Shinhan Bank		1,706,730	284,844	1,991,574
Shinhan Card		—	947,737	947,737
Good Morning Shinhan Securities		29,510	6,727	36,237
Shinhan Life Insurance		19,817	1,563	21,380
Shinhan Capital		31,340	10,092	41,432
Jeju Bank		26,313	5,536	31,849
Shinhan BNP Paribas ITMC		24	77	101
SH&C Life Insurance		44	7	51
Shinhan Macquarie		1	84	85
SHC Management		148,073	(138,861)	9,212

	~~W~~	1,967,777	1,118,956	3,086,733

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(29)	Financial Performance for the Last Interim Period

Financial performance for the quarters ended December 31, 2008 and 2007 were as follows:

(in millions of Won, except earnings per share)
	Quarter ended		Quarter ended
	December 31, 2008		December 31, 2007
Operating revenue	~~W~~	391,082	323,631
Operating income		277,759	225,307
Net income		284,828	225,728
Earnings per share in Won		563	392
Diluted earnings per share in Won		560	391
(30)	Events after the balance sheet date

On December 15, 2008, the Company acquired 9,000,000 shares or 100% of SH Asset Management stock from Shinhan Bank, a subsidiary of the Company, at ~~W~~158,511 million, in accordance with a resolution of the Board of Directors’ meeting held on September 24, 2008. Effective January 1, 2009, SH Asset Management, a subsidiary of Company, was merged into Shinhan BNP Paribas ITMC, another subsidiary of the Company, in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas ITMC issued common stock to the Company in exchange for SH Asset Management stock in the ratio of 0.786083. As a result, the Company’s ownership interest in Shinhan BNP Paribas ITMC increased from 50.00% to 73.47%. SH Asset Management merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas ITMC at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas ITMC decreased to 65%.

On January 30, 2009, the Company subscribed to and acquired 5,549,055 shares of Jeju Bank at ~~W~~5,000 per share by way of rights issue. As a result, the Company’s ownership interest in Jeju Bank increased from 62.42% to 68.88%.

In accordance with a resolution of the Board of Directors’ meeting held on February 2, 2009, the Company decided to issue 78,000,000 new common shares by way of rights issue. 15,600,000 shares (20% of the total new common shares to be issued) will be first offered to members of Employee Stock Ownership Association, and the remaining 62,400,000 shares (80% of the total new common shares to be issued) will be offered to existing shareholders as of the record date, which is February 18, 2009, in the ratio of 0.145244351 shares to 1 existing share.

(31)	Date of Authorization for Issue

The 2008 financial statements were authorized for issue on February 2, 2009 at the Board of Directors Meeting.

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd (the “Company”) as of December 31, 2008. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2008, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2008 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2008. We did not review the Company’s IACS subsequent to December 31, 2008. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
February 12, 2009
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2008 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System
To the Board of Directors and Audit Committee of
Shinhan Financial Group Co., Ltd.:
I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Financial Group Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2008.
The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.
Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2008, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.
Choi, Buhm Soo, Internal Accounting Control Officer
Lee, In Ho, Chief Executive Officer
February 4, 2009